Exhibit 99.2

HUB Cyber Security (Nasdaq: HUBC) Secures
Estimated $25M Annual Recurring Revenue from
Perpetual KYC Contract Supporting Strategic
Crypto Merger

This multi-year agreement provides continuous AML and
KYC monitoring for up to 1.5 million customer entities,
as well as specialized RegTech integration services

Tel Aviv, Israel – June 18, 2025 – HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), a leading provider of AI-driven compliance technology and core banking platforms, announced today the signing of a perpetual KYC and compliance services agreement with Kyrrex, a global crypto ecosystem and digital asset exchange, jointly with a large crypto merchant vendor, serving as a premier cryptocurrency payments gateway, in connection with the planned merger between Kyrrex and the crypto merchant vendor (the “Agreement”).

Under the Agreement, HUB will deliver its flagship Perpetual KYC (“PKYC”) solution, which features continuous, automated monitoring, management and verification of customer identities, along with horizon scanning regulatory intelligence, automated risk scoring, and data fabric based integration services. The PKYC engagement under the Agreement is priced according to an annual recurring basis and is anticipated to cover approximately 1.2 million to 1.5 million customer entities, translating to around US$25 million in recurring annual revenue for HUB, commencing on July 1, 2025.

The Agreement also provides HUB-led “Regulatory Readiness Sprints” during pre-close due diligence, the rollout of a Unified KYC Secured Fabric for day one cost synergy capture, and ongoing Horizon Scanning-as-a-Service to keep the merged entity well ahead of evolving MiCA, FinCEN, and FATF requirements.

“This Agreement reinforces HUB’s position as a mission-critical partner for companies operating at the intersection of compliance and growth,” said Noah Hershcoviz, Chief Executive Officer of HUB. “Kyrrex and the crypto merchant are assembling a category-leading crypto services platform, and the Company’s AI-native technology will deliver real-time customer intelligence and regulatory adaptability from day one. The Agreement adds a high-margin recurring revenue stream to HUB’s portfolio, supporting our long-term growth and profitability objectives. It serves as a prime example of how HUB turns regulatory friction into strategic advantage.”

About Kyrrex

Kyrrex is a Malta-based fully regulated crypto fiat ecosystem that provides a one-stop shop for bridging finance, payment, and trading operations with cryptocurrency on a single platform. Kyrrex holds a Class 4 Virtual Financial Assets (VFA) license and is transitioning to full MiCA compliance as well as actively pursuing Electronic Money Institution (EMI) and MiFID authorizations. These additional licenses will allow Kyrrex to offer clients an integrated, one-stop-shop platform, combining digital banking services with access to traditional financial markets, such as equities, commodities and foreign exchange, as well as regulated crypto derivatives.

About the Crypto Merchant

The Crypto Merchant operates one of the world’s longest-running crypto payment gateways, supporting merchants in over 190 countries across the globe.

About HUB Cyber Security Ltd. (Nasdaq: HUBC)

HUB Cyber Security Ltd. (“HUB” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company is a global leader in secured data infrastructure, compliance technology, perpetual KYC services and confidential computing. Its Secured Data Fabric platform powers secure AI operations, compliance automation, and digital asset protection for financial institutions, governments, and regulated enterprises. HUB also specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide. Hub’s Secured Data Fabric is a revolutionary product developed in partnership with its subsidiary, BlackSwan Technologies, that is emerging as a leader in highly secured data management and unification.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com